EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com

NEWS RELEASE

November 29, 2013	No. 13-13

Avalon Announces Annual Filings for its Fiscal Year Ended
August 31, 2013

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that it has completed the filings of its Consolidated Financial Statements, Management's Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F with the SEC for its fiscal year ended August 31, 2013. Copies of these filings are available on the Avalon website at www.avalonraremetals.com, through SEDAR at www.sedar.com or through Edgar at www.sec.gov.

Shareholders may also request a printed copy of the audited financial statements, free of charge, by email to ir@avalonraremetals.com or by regular mail to Investor Relations, Avalon Rare Metals Inc., 130 Adelaide Street West, Suite 1901, Toronto, ON M5H 3P5.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, the Nechalacho Project remains the most advanced potential large new source of heavy rare earths in the world outside of China, currently the source of most of the world’s supply. Avalon is adequately funded, has no debt and its work programs are progressing. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.